UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WRASP 32, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(310) 203-2902

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
WestPark Capital Financial Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization CA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 14,192,780

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,192,780

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,192,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Richard Rappaport

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 14,192,780

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,192,780

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,192,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of WRASP 32, Inc., whose principal executive offices are located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308  (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is WestPark Capital Financial Services, LLC (the “Reporting Person”), a limited liability company formed under the laws of the state of California. Richard Rappaport is the Chief Executive Officer of the Reporting Person and has sole control over the voting and dispositive power over the shares held by the Reporting Person.

(b) The business address of the Reporting Person is 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer of WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding anyviolation with respect to such laws.

(f) The Reporting Person was formed in the state of California.  Mr. Rappaport is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On June 4, 2009, WestPark Capital Financial Services, LLC (“WestPark”) acquired directly from the Issuer 7,096,390 shares of Common Sock at an aggregate purchase price of $5,000 and a Warrant to purchase 7,096,390 shares of Common Stock at an exercise price of $.00035 per share, for an aggregate purchase price equal to $2,500.  The source of funding for this purchase was working capital.  Mr. Rappaport serves as the Chief Executive Officer (“CEO”) and Chairman of WestPark.  He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares of Common Stock and the Warrant.

Item 4. Purpose of Transaction.

The Reporting Person and related parties purchased the 7,096,390 shares of Common Stock and the Warrant for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 14,192,780 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based upon 7,096,390 shares outstanding as of the date hereof).

(b) The Reporting Person shares the right to vote and dispose, or direct the disposition, of the 14,192,780 shares of Common Stock beneficially owned by the Reporting Person with its Chief Executive Officer, Richard Rappaport.

(c) The 7,096,390 shares of Common Stock and the Warrant reported herein were acquired by the Reporting Person effective June 4, 2009.

(d) Other than the Reporting Person and Mr. Rappaport, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 14,192,780 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99	Joint Filing Agreement dated September 29, 2009

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2009

WestPark Capital Financial Services, LLC

/s/ Richard Rappaport
Richard Rappaport
Chief Executive Officer

/s/ Richard Rappaport
Richard Rappaport